Exhibit 99.1

CASI Pharmaceuticals Appoints Barbara Krebs-Pohl, PhD to Board of Directors

-	Industry veteran brings extensive senior level leadership and expertise in biologics development, strategic partnerships, mergers and acquisitions across biotech and large pharma organizations

-	Operating experience to significantly enhance development program of CID-103 (anti-CD38 mAb)

South San Francisco, California / September 2, 2025 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on developing innovative therapies for patients with organ transplant rejection and autoimmune diseases, today announced the appointment of Barbara Krebs-Pohl, PhD as an Independent Director to the CASI Board of Directors.

Dr. Krebs-Pohl is a highly respected leader in the biotechnology sector with over 27 years of experience, particularly in development, business strategy and alliance creation. She has held key positions at successful biotechnology companies, including MorphoSys, where she served as Chief Business Officer and led the recent acquisition of MorphoSys by Novartis for $2.9B. Prior to the acquisition by Novartis, Dr. Krebs-Pohl played pivotal roles in the acquisition and integration of Constellation Pharmaceuticals by MorphoSys and the licensing of felzartamab and izastobart to HI-Bio where she served as Director through the acquisition of the company by Biogen for a total of $1.8B.

Dr. Krebs-Pohl is currently the Managing Director of the Foundation for Stem Cell Research and Regenerative Medicine, as well as a Partner and Managing Director at Viopas Venture Consulting, where she advises emerging biotechnology companies on growth and strategic partnerships.

“I am thrilled to be joining CASI at such an important stage, with the recent FDA IND acceptance for CID-103 for antibody-mediated rejection,” said Dr. Krebs-Pohl. “This IND for CID-103 is a significant milestone in CASI’s mission to develop innovative therapies for patients with organ transplant rejection and autoimmune diseases. I look forward to contributing to the company’s next steps in corporate development and helping to further advance their autoimmune disease platform.”

Wei-Wu He, PhD, Executive Chairman of CASI, shared his excitement about Dr. Krebs-Pohl’s joining the CASI board, emphasizing the importance of her hands-on operating experience in steering the company towards its future goals. “I am very pleased to welcome Barbara to our Board and look forward to working closely with her for the continued success of CASI.”

David Cory, CEO of CASI added, “As our CID-103 program continues to evolve and deliver additional data to support targeting CD38 across clinical patient populations and indications, we expect Barbara’s background and strategic insights at the board level will be invaluable to the CASI operating team.”

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a publicly-traded, biopharmaceutical company focused on developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI is actively recruiting and dosing patients in a Phase 1 / 2 study in immune thrombocytopenic purpura (ITP). In parallel, CASI recently received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) and plans to initiate the study in third quarter of 2025.

More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the possibility that the transaction for the divestiture of certain assets in China (the “Transaction”) will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Ingrid Choong, PhD

650-619-6115

ingridc@casipharmaceuticals.com